David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

July 3, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Peggy Fisher, Assistant Director

Re:	Lightview, Inc.
Registration Statement on Form SB-2
Filed on June 21, 2007
File No. 333-143931

Dear Ms. Fisher:

Lightview, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment number 1 to the registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated June 27, 2007 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on June 21, 2007.

In addition to the Amended Registration Statement, the Company provides the following supplemental response to all the Commission's comments:

1. Comment: We note your disclosure that selling shareholders will be offering shares at a fixed price "until a market develops." Please revise to disclose that selling shareholders will offer and sell shares at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Schedule A to the 1933 Act.

Response: The Company has amended its Registration Statement in accordance with the Commission’s comments. The following sections in the Amended Registration Statement have been revised to disclose that the selling shareholders will offer and sell shares at the fixed price until the shares are quoted and thereafter at prevailing market prices or privately negotiated prices - “The Prospectus Summary - The Offering”; “The Offering” and “Plan of Distribution”.

Exhibit 23.1

2. Comment: We note that the consent of Davis Accounting Group P.C. refers to the use of its independent auditor report dated May 29, 2007, "as of and for the period ended February 28, 2007.” Please have your auditor revise its consent to refer to all periods covered by its report - i.e., "as of and for the periods ended December 31, 2006 and February 28, 2007”, or remove any reference to the periods covered by the report.

Response: Davis Accounting Group P.C., the Company’s independent auditors, has revised its consent in accordance with the Commission’s comments. The Company has refiled Exhibit 23.1 with the Amended Registration Statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

DL:jk
Enclosures